

May 28, 2009

Susan V. Sidwell, Esq.
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800

Re: Advocat, Inc.
         Additional Soliciting Materials on Schedule 14A filed May 27, 2009
         File No. 001-12996

Dear Ms. Sidwell:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   We note the soliciting materials filed on May 27, 2009 do not provide the entire context of the recommendation provided by the proxy advisory firms cited. Omission of such information is material to a shareholder's understanding of the context within which the advisory firms provided their recommendation. Refer to Rule 14a-9. For example, while the proxy advisory firms did not recommend voting for the dissident shareholder nominees, both firms' reports noted reservation regarding their support for the company's directors with RiskMetrics specifically recommending that shareholders withhold votes for the company's nominees. Please provide updated disclosure that clarifies the statements made in the soliciting materials filed on May 27.

Closing Information

        Please respond promptly to these comments. You should furnish a response letter keying your responses to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any questions to Scott Hodgdon, Attorney Advisor at 202.551.3273 or in his absence, the undersigned at 202.551.3757.

                                Sincerely,

                                Mellissa Campbell Duru
                                Special Counsel
                                Office of Mergers & Acquisitions